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LIBERTY LIVEWIRE CORPORATION FOUNDER AND
CHIEF EXECUTIVE OFFICER BEDDOW RESIGNS

    Santa Monica CA—April 19, 2001—Liberty Livewire Corporation (NASDAQ: LWIRA) announced today that David P. Beddow, the Company's Chief Executive Officer and a member of its Board of Directors, has resigned from those positions, effective immediately. Mr. Beddow plans to pursue other opportunities outside the Company. Robert T. Walston, the Company's President and Chief Operating Officer, will continue to serve in that capacity, while assuming Mr. Beddow's duties on an interim basis until such time as a successor is named.

    William R. Fitzgerald, Liberty Livewire's Chairman said, "David served an important role in the formation of Liberty Livewire and we wish him well in his new endeavors."

About Liberty Livewire Corporation

    Liberty Livewire Corporation provides a wide range of traditional audio and video post-production, transmission, library services, Internet hosting, and audio/video distribution services via satellite and fiber to worldwide clients in the feature film, television and advertising industries. The company also provides interactive television service under the brand name HyperTV® with Livewire. The company has locations in Los Angeles, New York, Atlanta, London, San Francisco, Singapore, and Barcelona. Liberty Livewire is a majority owned subsidiary of Liberty Media Group, which holds interests in a broad range of video programming, communications, technology and Internet businesses in the United States, Europe, South America and Asia.

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For additional information contact:
Sandra C. Mays
Vice President
 LIBERTY LIVEWIRE CORPORATION
520 Broadway, Fifth Floor
Santa Monica, CA 90401
(310) 434-7000 (phone)
(310) 434-7001 (fax)

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LIBERTY LIVEWIRE CORPORATION FOUNDER AND CHIEF EXECUTIVE OFFICER BEDDOW RESIGNS